ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

07021810

SUPPL

07 March 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp. [signature]

Andrew Geddes
Investor & Media Relations Manager

encl

dlw 3/15

confidential

ventracor

asx announcement

Appendix 3B

Sydney 5 January 2007: The Appendix 3B lodged today relates to Shares and Performance Rights issued to Eligible Employees pursuant to the Company's Long Term Incentive Plans approved by Ventracor shareholders at the Annual General Meeting in October 2006.

200,810 Shares are issued to 48 Eligible Employees who have completed 12 months service with Ventracor under the Employee Share Plan approved at the 2006 AGM. A trading lock of 12 months applies to the shares.

5,220,622 Shares are issued to 32 Eligible Employees under the Executive Share Plan.

2,004,900 Performance Rights are issued to 10 Eligible Employees under the International Performance Rights Plan.

4,000,000 Performance Rights are issued to Mr Peter Crosby, Chief Executive Officer of Ventracor, as part of his overall remuneration package. Issuance of these rights was approved by shareholders at the 2006 AGM.

The Shares issued under the Executive Share Plan and the Performance Rights were issued to a Trustee and will only vest if Ventracor meets the performance hurdles detailed in the Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please visit www.ventracor.com or contact

Graeme Fallet
Chief Financial Officer / Company Secretary
Ventracor
+61 029406 3100

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

VENTRACOR LIMITED

ABN

46 003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a) Ordinary shares b) Performance rights
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 5,421,432 unquoted b) 6,004,900 unquoted

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	200,810	shares issued to employees pursuant to the Employee Share Plan approved at the Annual General Meeting (AGM) held on 24 October 2006. Details of the Plan were set out in the Explanatory Memorandum accompanying the Notice of Meeting for the 2006 AGM
	5,220,622	shares issued to ASX Perpetual as Trustee of the Executive Share Plan approved at the AGM held on 24 October 2006. Details of the Plan were set out in the Explanatory Memorandum accompanying the Notice of Meeting for the 2006 AGM. The vesting of these rights is subject to performance hurdles being met
	2,004,900	rights issued pursuant to the International Performance Rights Plan approved by shareholders at the AGM held on 24 October 2006. Details of the Plan were set out in the Explanatory Memorandum accompanying the Notice of Meeting for the 2006 AGM. The vesting of these rights is subject to performance hurdles being met
	4,000,000	rights issued as part of Mr Peter Crosby's overall remuneration package. Issuance of the rights was approved by shareholders at the AGM held on 24 October 2006. Details of the rights were set out in the Explanatory Memorandum accompanying the Notice of Meeting for the 2006 AGM. The vesting of these rights is subject to performance hurdles being met

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	a) Yes b) The vesting of rights is subject to performance hurdles being met. These rights do not rank equally with fully paid ordinary shares until the performance hurdles are met
5	Issue price or consideration	200,810 No consideration is payable by the participants in the Employee Share Plan 5,220,622 No consideration is payable by the participants in the Executive Share Plan if the performance hurdles are met and the shares vest 2,004,900 No consideration is payable by the participants in the International Performance Rights Plan if the performance hurdles are met and the rights vest 4,000,000 No consideration is payable by Mr Peter Crosby if the performance hurdles are met and the rights vest
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The offer under the Employee Share Plan was made to 48 employees The offer under the Executive Share Plan was made to 32 employees The offer under the International Performance Rights Plan was made to 10 employees The offer was made to Mr Peter Crosby as part of his overall remuneration package
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	263,547,696	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	200,810 5,220,622 2,223,420 2,004,900 4,000,000 Total: 13,649,752	Ordinary shares Ordinary shares Ordinary shares Performance Rights Performance rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate in all future dividends declared by the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 January 2007
Company Secretary

Print name: Graeme Fallet

== == == == ==

+ See chapter 19 for defined terms.

ventracor

asx announcement

VentrAssist™ US Bridge-To-Transplant Trial Update

Key points:

- US Bridge-To-Transplant (BTT) Pivotal Trial protocol agreed with FDA
- Ten patient recruitment target achieved in US Feasibility Trial of VentrAssist LVAD
- FDA approves company request to expand implants in up to 20 additional patients at five new centres under feasibility trial conditions
- VentrAssist clinical experience now more than 80 implants at 12 centres worldwide.

Sydney Australia 05 January 2007: Ventracor (ASX:VCR) today reported it has reached agreement with the United States Food & Drug Administration (FDA) on the protocol for its US Bridge-To-Transplant (BTT) Pivotal Trial.

Enrolment will start once data from the Feasibility Trial has been accepted by the FDA.

Ten patients have been implanted with the VentrAssist left ventricular assist device (LVAD) in the US Feasibility Trial, and the FDA has approved the Company's request to continue enrolment prior to starting the BTT Pivotal Trial.

Ventracor Chief Executive Officer Peter Crosby said: "As soon as possible, we will submit information from patients implanted in the Feasibility Trial, and will continue enrolment to maintain momentum. The BTT Pivotal Trial can begin once the FDA agrees.

"Three US patients have been implanted in the Feasibility Trial since the FDA approved home discharge on 17 November 2006. Momentum in the US clinical trials is growing, and the VentrAssist now has the widest clinical experience of any third generation centrifugal LVAD.

"We are pleased the FDA has agreed to the Company's request to add five new hospital sites and enrol up to 20 more patients under the Feasibility Trial protocol.

"Building partnerships with additional sites now will allow us to hit the ground running when approval is granted to start enrolling in the BTT Pivotal Trial. Furthermore, we anticipate that all centers participating in the Bridge to Transplant Trial will also participate in the Destination Therapy Trial, which will also start early 2007.

"We want to start the BTT and the Destination Therapy pivotal trials as soon as possible, and therefore continuing enrolment now also gives additional options in case the FDA asks for more data," Mr Crosby said.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please visit www.ventracor.com or contact: Graeme Fallet, Chief Financial Officer or Andrew Geddes, Investor Relations, Ventracor +61 2 9406 3100 or email: info@ventracor.com.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VENTRACOR LIMITED
ABN	46 003 180 372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Andrew Crosby
Date of last notice	1 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 January 2007
No. of securities held prior to change	431,750 performance rights
Class	Performance rights
Number acquired	4,000,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	4,431,750 performance rights

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities as part of CEO's remuneration package

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VENTRACOR LIMITED
ABN	46 003 180 372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Andrew Crosby
Date of last notice	1 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 January 2007
No. of securities held prior to change	431,750 performance rights
Class	Performance rights
Number acquired	4,000,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	4,431,750 performance rights

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities as part of CEO's remuneration package

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ventracor

asx announcement

Ventracor Continues to Build Momentum

SYDNEY, Australia 22 January 2007: Ventracor (ASX: VCR) today reported growing momentum in its European BRACE Study (Better Results And Cost Effectiveness) of the VentrAssist™, building on the achievement of major milestones in December 2006.

Ventracor's Chief Executive Officer, Peter Crosby, said: "The BRACE Study is a crucial element of our European marketing effort of the VentrAssist. There are now six European centers implanting under the BRACE protocol, with growing interest."

Mr. Crosby added, "On 16 January the BRACE investigators' meeting in Switzerland was attended by over 20 investigators from over 10 participating centers from UK, France, Germany, Scandinavia, and other European countries."

Ventracor's recent achievements include:

- CE Mark Approval to market the VentrAssist in Europe;
- Target recruitment reached of ten patients in the US Bridge to Transplant (BTT) Feasibility Trial;
- FDA agreement to the Company's request to expand the number of patients and number of centers under the feasibility protocol;
- Agreement with the FDA on the BTT Pivotal Protocol;
- Conditional approval from the FDA for a novel and innovative trial design for Destination Therapy, which it is anticipated will lead to more rapid recruitment than previous DT trials.

Mr. Crosby added, "Ventracor has the greatest world wide experience of a third generation centrifugal LVAD with over 42 cumulative patients years of support in more than 80 implants and 13 implanting centers in Europe, Australia, New Zealand, and the US. We believe there are more VentrAssist implants than all other 3G centrifugal pumps combined. The VentrAssist is the only third generation LVAD in clinical trials in the US, and the only centrifugal pump in clinical trials in the US."

Mr Crosby and the Company's Chief Financial Officer, Graeme Fallet, have recently been meeting with investment analysts and institutional investors in both the US and Australia to communicate the strong recent progress. A copy of the presentation is attached.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please visit www.ventracor.com, or contact: Graeme Fallet, Chief Financial Officer or Andrew Geddes, Manager, Investor Relations.+ 61 2 9406 3100.

ventracor

asx announcement

Ventracor Wins Australian Government Grant

SYDNEY, Australia 23 January 2007: Ventracor (ASX: VCR) today announced the award of a $2.8 million Commercial Ready Grant from the Australian Federal Government to fund further development of the VentrAssist™ left ventricular assist device (LVAD).

Australian Industry Minister Ian Macfarlane said the VentrAssist product was a worthy recipient of the Federal Government's Commercial Ready Grant, a program which rewards innovation by providing funding to businesses to commercialise their products.

"This funding will facilitate adoption of new high value add manufacturing technologies in Australia to be used domestically and for export.

"It will also help create long term skills and employment opportunities in the design, manufacture and marketing of active implantable devices," Mr Macfarlane said.

Ventracor Chief Executive Officer Peter Crosby said: "We are very pleased the Australian Government recognises the value and global potential of Ventracor's Australian-developed technology.

"Continuous and rapid innovation helps grow market share in the medical device industry and this generous funding will help us maintain our culture of innovation," Mr Crosby said.

Mr. Crosby added, "Ventracor has the greatest world wide experience of any third generation centrifugal LVAD with over 42 cumulative patients years of support in more than 80 implants and 13 implanting centers in Europe, Australia, New Zealand, and the US. We believe there are more VentrAssist implants than all other 3G centrifugal pumps combined. The VentrAssist is approved for sale in Europe, and is the only third generation LVAD in clinical trials in the US, and the only centrifugal pump in clinical trials in the US."

Commercial Ready is a competitive merit-based grant program supporting innovation and its commercialisation administered by AusIndustry which provides $200 million a year to small and medium enterprises.

About Ventracor

Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please visit www.ventracor.com, or contact Graeme Fallet, Chief Financial Officer or Andrew Geddes, Manager, Investor Relations. + 61 2 9406 3086.

ventracor

asx announcement

Achieving Milestones

December 2006 Half Year Results

Key Points:

- Achievement of major milestones
- Total revenue $2.6m including VentrAssist sales revenue of $1.2m
- Net operating loss $17.9m in line with expectations
- Cash reserves of $35.1m as at 31 Dec 2006
- ~90 implants and 43 patient years cumulative experience with the VentrAssist

SYDNEY, Australia 13 February 2007:

Ventracor (ASX:VCR) continued progress towards global commercialization of its VentrAssist™ Left Ventricular Assist Device (LVAD) during the period with the achievement of major milestones, and growing experience with the VentrAssist.

Total revenue received during the half year was $2.6m (2005 half-year: $1.3m), including revenues of $1.2m (2005: $0.5m) from the sale of its VentrAssist in each of the markets in which it operates - Australasia, Europe and the USA.

The loss for the half-year was $17.9m (2005 half-year loss: $14.8m). This operating loss reflects an increase in the Company's global operations compared to the previous corresponding period. As expected, expenditure has increased in regulatory, clinical affairs and marketing, but capital expenditure has decreased with the completion of the capital works program in manufacturing. Depreciation expense increased during the period to $1.5m from $1.0m in the prior period.

Cash reserves as at 31 December 2006 were $35.1m

Milestones Achieved

- European Market Launch of the VentrAssist (September 2006)
- CE Mark approval (December 2006)
- FDA approval for home discharge (November 2006)
- Completion of target ten patients implanted in US feasibility trial (January 2007)
- Agreement with the FDA on the protocol for the Bridge to Transplant (BTT) Pivotal Trial (December 2006)
- FDA Conditional Approval for the US Destination Therapy (DT) Trial (December 2006)
- FDA agreement to our request to extend enrollment under the feasibility trial protocol by 20 more patients and 5 more centres (December 2006)
- Australian Government approval of a Commercial Ready Grant of $2.8m (January 2007)
- All key manufacturing processes in house (August 2006)
- ~90 implants in 13 centres worldwide, with over 43 years cumulative patient experience.
- Strengthening international leadership team

For more detailed information, please refer to the Company's Financial Report, 4D and presentation lodged with the ASX today.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please contact Graeme Fallet, Chief Financial Officer or Andrew Geddes, Manager, Investor Relations. + 61 2 9406 3100

ventracor

Achieving Milestones

December 2006 Half Year Results

Forward looking statements

ventracor

This presentation contains forward looking statements included in these materials which involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to Ventracor Limited ("Ventracor") and any of its subsidiary companies. In particular, they speak only as of the date of these materials, they assume the success of Ventracor's business strategies, and are subject to significant regulatory, business, competitive and economic uncertainties and risks. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Ventracor). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements. Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Ventracor disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Ventracor since the date of these materials.

December 2006 Half Year Report

ventracor

- Greatest 3G centrifugal LVAD experience
  - ~90 implants world wide, longest duration 2.7 years
  - >43 Patient Years Cumulative implant experience
- CE Mark approval – European commercialization building
  - BRACE Study gaining momentum
  - Growing leadership team
- FDA approves BTT protocol and innovative DT Trial Protocols
  - Potential to take up to 18 months off total time to DT approval
- Awarded $2.8m Australian Commercial Ready Grant
- Sales revenue growing
- Manufacturing fully operational

Major Clinical Milestones

ventracor

CE Mark approval to sell in Europe	☑
US Home Discharge approved	☑
US feasibility study enrolment target of 10	☑
FDA approval of US BTT Protocol	☑
FDA approval of DT protocol	☑
FDA agreement to start enrolling in BTT Pivotal Trial - target	1Q 2007
First enrolment in DT Pivotal Trial - target	2Q 2007

Progress in US

ventracor

- Growing acknowledgement of leadership position
  - Only third generation (3G) LVAD in US clinical trials
  - Only centrifugal LVAD in US clinical trials
  - 3G centrifugal LVAD experience > all competitors
- Home discharge approval accelerated recruitment
- FDA unconditional approval for BTT trial protocol
- FDA conditional approval for innovative DT Trial
- FDA approval of extension to feasibility trial
  - 20 more patients, 5 more sites
  - Prepare for start of BTT and DT pivotal trials

BTT Trial Design

ventracor

- Single Arm, Objective Performance Criterion
  - 75% $\pm$ 10% performance goal
  - Straightforward end points:
    - Heart transplantation
    - Listed for heart transplantation at 180 Days
- Feasibility Phase
  - Up to 30 patients at 10 Centers
  - Patients may be pooled with pivotal data
- Pivotal Phase
  - Up to 140 patients at 40 Centers
  - Interim analysis at 98 Outcomes

Innovative DT Trial Design

ventracor

- Prospective, randomized controlled trial
  - Two modules
  - Up to 40 centres
  - Event driven end points
- Module A (primary)
  - 180 patients
  - 2:1 randomization VentrAssist to control arm
  - Control arm does not require randomization to an LVAD approved by the FDA for DT
- Module B (secondary)
  - up to 45 patients
  - randomization to an LVAD approved by FDA for DT
- Patent applied for

Progress in Europe

ventracor

- CE Mark approval 18 December 2006
  - 83% success rate
  - Expect clinical results to be published in coming months
- Building European Infrastructure
  - Sales and marketing, clinical support, and logistics
  - Italian distributors appointed; Scandinavian soon
- BRACE Study
  - Grow VentrAssist experience as marketing foundation
  - Strong interest from implant centers
  - Cement supplier preference

Progress in Australia/Pacific

ventracor

- Submission for TGA approval
- Manufacturing fully operational
  - Capacity meets our needs
  - Key processes in house
  - Focus on long term COGS reduction
- Awarded $2.8m Australian Government Grant for key R&D project
- Advanced product pipeline

Key Dec 2006 Financial Results

ventracor

- $2.6m Revenue
  - Sales revenue $1.2m
  - Interest income $1.4m
- Net operating loss $17.9m in line with expectations
- Capital expenditure $0.8m ($2.4m Dec 2005)
- Cash reserves $35.1m at 31 Dec 2006

Dec 2006 - Half year results

ventracor

	2006 AUD $000	2005 AUD $000
Sales revenue	$1.2	$0.5
Other revenue	$1.4	$0.8
Total revenue	$2.6	$1.3
Operating costs	$19.0	$15.1
Depreciation expense	$1.5	$1.0
Net loss after tax	$17.9	$14.8
Capital expenditure	$0.8	$2.4
Cash	$35.1	$17.3

Summary

ventracor

- ✓ Ventracor is meeting milestones
- ✓ VentrAssist performs well
  - ✓ Clinical results to be published shortly
- ✓ Revenues continuing to grow
- ✓ European commercialization building momentum
- ✓ Innovative US Regulatory Strategy
  - ✓ Potential to reduce time to DT approval by up to 18 months
- ✓ Manufacturing fully operational
- ✓ Strong international leadership team
- ✓ The elements for success are in place


ventra

ventracor

Appendix 4D

Half-Year Report to the Australian Stock Exchange

Name of Entity	Ventracor Limited
ABN	46 003 180 372
Half Year ended	31 December 2006
Previous corresponding period	31 December 2005

Results for announcement to the market

				$
Revenue from ordinary activities	up	96%	to	2,643,000
Loss from ordinary activities after tax attributable to members	up	21%	to	(17,915,000)
Net (loss) for the period attributable to members	up	21%	to	(17,915,000)

	Current period	Previous corresponding period
Net tangible assets per ordinary security	15.81 cents	12.38 cents

No interim dividend was paid and it is not proposed to pay any dividends.

Commentary on the Results

Ventracor continued its progress towards global commercialization of its VentrAssist™ Left Ventricular Assist Device (LVAD) during the period with the achievement of a number of major milestones, and growing experience with the VentrAssist.

There have been almost 90 implants of the VentrAssist in 13 centres worldwide, with over 43 years of cumulative patient experience. The longest implant duration is 2.7 years.

Revenue

Total Revenue received during the half year was $2,643,000 (2005 half-year: $1,351,000) comprising product sales and interest earned on cash deposits and bank bills.

Ventracor received product revenues during the period from the sale of its VentrAssist to hospitals in each of the markets in which it operates - Australasia, Europe and the USA. These sales, totalling $1,159,000 (2005: $512,000) reflects the transition to building a profitable, sustainable, global, scalable business.

Operating Loss

The loss for the half-year was $17,915,000 (2005 half-year loss: $14,763,000). This operating loss reflects an increase in the Company's global operations compared to the previous corresponding period. As expected, company expenditure has increased in regulatory, clinical affairs and marketing

and should be contrasted with the reduced capital expenditure associated with building the Company's manufacturing base that was incurred in prior years.

The Company's depreciation expense increased during the period to $1,515,000 from $1,012,000 in the prior period.

The Company continued its commitment to research and development to ensure that the company is well positioned in the future.

Achievement of Major Milestones

The following major milestones have been achieved since 30 June 2006:

- European Market Launch of the VentrAssist (September 2006)
- CE Mark approval (December 2006)
- FDA approval for home discharge (November 2006)
- Completion of target ten patients implanted in US feasibility trial (January 2007)
- Agreement with the FDA on the protocol for the Bridge to Transplant (BTT) Pivotal Trial (December 2006)
- FDA Conditional Approval for the US Destination Therapy (DT) Trial (December 2006)
- FDA agreement to our request to extend enrolment under the feasibility trial protocol by 20 more patients and 5 more centres (December 2006)
- Australian Government approval of a Commercial Ready Grant of $2.8M (January 2007)
- All key manufacturing processes in house (August 2006)

European Approval (CE Mark)

In December 2006, Ventracor was granted CE Mark approval to market and sell the VentrAssist in Europe. The clinical results of the CE Mark Bridge to Transplant clinical trial were outstanding, with 83% of patients transplanted or still alive with the VentrAssist six months after implant.

CE Mark approval allows Ventracor to market and sell the VentrAssist throughout Europe. The Company continues to expand the number of centres implanting the VentrAssist and recruitment of sales and marketing staff in Europe.

BRACE Study

The BRACE Study launched in Stockholm in September continues to gain momentum, with additional centres interested in participation. The BRACE study is an important element of the Company's marketing strategy that is based on excellent clinical results of multiple trials published in major journals world wide by Key Opinion Leaders.

The BRACE study also allows Ventracor to generate data for presentations and publications, test ideas on patient selection and management, and train surgeons, physicians and sites.

The BRACE Study will contribute to European revenue growth alongside normal commercial sales of the VentrAssist outside the BRACE Study.

US Clinical Trials

Ventracor's overall objective is to reach the end point of FDA approval to market the VentrAssist in the US as soon as possible. Working closely with the FDA on several initiatives, the Company has made progress during the period with Clinical Trial Protocols approved by the FDA for both the Bridge to Transplant Trial and Destination Therapy Trial.

The target of ten patients enrolled in the US Feasibility Trial was achieved on 5 January 2007. The initial enrolment rate was adversely impacted as patients in the feasibility trial were required to remain in hospital or an intermediate care facility. The catalyst to accelerate and complete the target enrolment was the FDA's approval in November of the Company's request to allow patients to be discharged home.

To maintain momentum and help prepare for the start of the BTT pivotal trial, the Company requested an extension to the Feasibility Trial. The FDA agreed to the request in December allowing an additional twenty patients and an additional five sites.

The FDA confirmed agreement on the BTT Clinical Trial Protocol by advising unconditional approval of the Protocol in February 2007. Enrolment will commence once the FDA approves the transition from the feasibility phase to the pivotal phase.

The FDA granted conditional approval of the Destination Therapy (DT) Clinical Trial protocol in December. The Company believes that this trial design will shorten the time to pre-market approval (PMA) by up to eighteen months compared to earlier trials. The Company has filed a patent on this innovative clinical trial design.

Implants of the VentrAssist in US clinical trials will be sold on normal commercial terms, and will contribute to future revenue growth.

Capital expenditure

Total capital expenditure for the half year to December 2006 was $883,000 down from $2,441,000 in the corresponding period.

Commercial Ready Grant

On 23 January 2007, the Australian Federal Government through AusIndustry announced that Ventracor had been awarded a $2,800,000 Commercial Ready Grant. The grant allows Ventracor to facilitate adoption of new high value-add manufacturing technologies in Australia for products to be sold domestically and for export.

Cash

As at 31 December 2006, the company had cash reserves of $35,152,000 (30 June 2006: $51,868,000).

Please refer to the attached Financial Report for further details. The financial report is based on accounts which have been subject to independent review.

Graeme Fallet

Company Secretary

13 February 2007

Ventracor Limited

ABN: 46 003 180 372

Half-Year Financial Report

31 December 2006

This financial report covers the consolidated entity consisting of Ventracor Limited and its controlled entities.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcement made by Ventracor Limited during the interim reporting period in accordance with the continuous reporting requirements of the Corporations Act 2001.

CONTENTS

Your directors present their report on the consolidated entity consisting of Ventracor Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2006.

1. DIRECTORS

The following persons were directors of Ventracor Limited during the whole of the half-year and up to the date of this report:

J C Massey (Chairman)
P A Crosby (Managing Director) (appointed 1 August 2006)
A R Harricks
E A Nosworthy
C N Sutton (Resigned 31 July 2006)
J F Ward
K L Woodthorpe

2. MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 5 January 2007, the Company issued shares and performance rights as part of the Company's long term incentive programs approved at the Annual General Meeting on 24 October 2006. The share and performance rights issued were as follows:

- 200,810 shares issued to 48 eligible employees who have completed 12 months service with Ventracor under the Employee Share Plan approved at the 2006 Annual General Meeting. A trading lock of 12 months applies to the shares.
- 5,220,622 shares were issued to 32 eligible employees under the Executive Share Plan. The shares were issued to a trustee and will only vest if Ventracor meets the performance hurdles detailed in Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.
- 2,004,900 International Performance Rights were issued to 10 Eligible employees. The Performance Rights were issued to a trustee and will only vest if Ventracor meets the performance hurdles detailed in Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.
- 4,000,000 Performance Rights were issued to Peter Crosby, Chief Executive Officer of Ventracor as part of his overall remuneration package. Issuance of these rights was approved by shareholders at the 2006 Annual General Meeting. The Performance Rights were issued to a trustee and will only vest if Ventracor meets the performance hurdles detailed in Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.

On 5 January 2007, the Company announced the achievement of the target ten patient enrolments in the US Feasibility Trial.

On 23 January 2007, the Australian Federal Government through AusIndustry announced that Ventracor had been awarded a $2,800,000 Commercial Ready Grant. The grant allows Ventracor to facilitate adoption of new high value-add manufacturing technologies in Australia for products to be sold domestically and for export.

3. REVIEW OF OPERATIONS

Ventracor continued it progress towards global commercialization of its VentrAssist™ Left Ventricular Assist Device (LVAD) during the period with the achievement of a number of major milestones, and growing experience with the VentrAssist.

There have been almost 90 implants of the VentrAssist in 13 centres worldwide, with over 43 years of cumulative patient experience. The longest implant duration is 2.7 years.

4. AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the *Corporation Act 2001* is attached to the half-year report.

5. ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

This report is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
13 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Ventracor Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Ventracor Limited and the entities it controlled during the period.

Michelle Chiang

MW Chiang
Partner
PricewaterhouseCoopers

Sydney
13 February 2007

Revenue

Total Revenue received during the half year was $2,643,000 (2005 half-year: $1,351,000) comprising product sales and interest earned on cash deposits and bank bills.

Ventracor received product revenues during the period from the sale of its VentrAssist to hospitals in each of the markets in which it operates - Australasia, Europe and the USA. These sales, totalling $1,159,000 (2005: $512,000) reflects the transition to building a profitable, sustainable, global, scalable business.

Operating Loss

The loss for the half-year was $17,915,000 (2005 half-year loss: $14,763,000). This operating loss reflects an increase in the Company's global operations compared to the previous corresponding period. As expected, company expenditure has increased in regulatory, clinical affairs and marketing and should be contrasted with the reduced capital expenditure associated with building the Company's manufacturing base that was incurred in prior years.

The Company's depreciation expense increased during the period to $1,515,000 from $1,012,000 in the prior period.

The Company continued its commitment to research and development to ensure that the company is well positioned in the future.

Achievement of Major Milestones

The following major milestones have been achieved since 30 June 2006:

- European Market Launch of the VentrAssist (September 2006)
- CE Mark approval (December 2006)
- FDA approval for home discharge (November 2006)
- Completion of target ten patients implanted in US feasibility trial (January 2007)
- Agreement with the FDA on the protocol for the Bridge to Transplant (BTT) Pivotal Trial (December 2006)
- FDA Conditional Approval for the US Destination Therapy (DT) Trial (December 2006)
- FDA agreement to our request to extend enrolment under the feasibility trial protocol by 20 more patients and 5 more centres (December 2006)
- Australian Government approval of a Commercial Ready Grant of $2.8M (January 2007)
- All key manufacturing processes in house (August 2006)

European Approval (CE Mark)

In December 2006, Ventracor was granted CE Mark approval to market and sell the VentrAssist in Europe. The clinical results of the CE Mark Bridge to Transplant clinical trial were outstanding, with 83% of patients transplanted or still alive with the VentrAssist six months after implant.

CE Mark approval allows Ventracor to market and sell the VentrAssist throughout Europe. The Company continues to expand the number of centres implanting the VentrAssist and recruitment of sales and marketing staff in Europe.

BRACE Study

The BRACE Study launched in Stockholm in September continues to gain momentum, with additional centres interested in participation. The BRACE study is an important element of the Company's marketing strategy that is based on excellent clinical results of multiple trials published in major journals world wide by Key Opinion Leaders.

The BRACE study also allows Ventracor to generate data for presentations and publications, test ideas on patient selection and management, and train surgeons, physicians and sites.

The BRACE Study will contribute to European revenue growth alongside normal commercial sales of the VentrAssist outside the BRACE Study.

US Clinical Trials

Ventracor's overall objective is to reach the end point of FDA approval to market the VentrAssist in the US as soon as possible. Working closely with the FDA on several initiatives, the Company has made progress during the period with Clinical Trial Protocols approved by the FDA for both the Bridge to Transplant Trial and Destination Therapy Trial.

The target of ten patients enrolled in the US Feasibility Trial was achieved on 5 January 2007. The initial enrolment rate was adversely impacted as patients in the feasibility trial were required to remain in hospital or an intermediate care facility. The catalyst to accelerate and complete the target enrolment was the FDA's approval in November of the Company's request to allow patients to be discharged home.

To maintain momentum and help prepare for the start of the BTT pivotal trial, the Company requested an extension to the Feasibility Trial. The FDA agreed to the request in December allowing an additional twenty patients and an additional five sites.

The FDA confirmed agreement on the BTT Clinical Trial Protocol by advising unconditional approval of the Protocol in February 2007. Enrolment will commence once the FDA approves the transition from the feasibility phase to the pivotal phase.

The FDA granted conditional approval of the Destination Therapy (DT) Clinical Trial protocol in December. The Company believes that this trial design will shorten the time to pre-market approval (PMA) by up to eighteen months compared to earlier trials. The Company has filed a patent on this innovative clinical trial design.

Implants of the VentrAssist in US clinical trials will be sold on normal commercial terms, and will contribute to future revenue growth.

Capital expenditure

Total capital expenditure for the half year to December 2006 was $883,000 down from $2,441,000 in the corresponding period.

Commercial Ready Grant

On 23 January 2007, the Australian Federal Government through AusIndustry announced that Ventracor had been awarded a $2,800,000 Commercial Ready Grant. The grant allows Ventracor to facilitate adoption of new high value-add manufacturing technologies in Australia for products to be sold domestically and for export.

Cash

As at 31 December 2006, the company had cash reserves of $35,152,000 (30 June 2006: $51,868,000).

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Notes	2006 $'000	2005 $'000
Revenue form continuing operations			
Sale of goods		1,159	512
Other revenue		1,484	839
Total Revenue		**2,643**	**1,351**
Expenses			
Cost of goods sold		(672)	(375)
Research & development		(3,576)	(2,655)
Manufacturing engineering		(1,385)	(1,091)
Production and quality assurance		(3,968)	(5,347)
Regulatory and clinical affairs		(3,148)	(1,520)
Clinical support and marketing		(3,357)	(1,722)
Management and administration		(4,452)	(3,404)
Loss before income tax		**(17,915)**	**(14,763)**
Income tax expense		-	-
Net loss for the half-year		**(17,915)**	**(14,763)**
Net loss attributable to members of Ventracor Limited		**(17,915)**	**(14,763)**

Earnings per share for loss attributable to the ordinary equity holders of the Company

		Cents	Cents
Basic earnings per share (loss)	4	(6.86)	(7.57)
Diluted earnings per share (loss)	4	(6.86)	(7.57)

The above consolidated income statement should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2006

	31 December 2006 $'000	30 June 2006 $'000
ASSETS		
Current assets		
Cash and cash equivalents	35,152	51,868
Receivables	1,423	783
Other	671	481
Total Current Assets	**37,246**	**53,132**
Non-current assets		
Property, plant and equipment	8,445	8,932
Total Non-Current Assets	**8,445**	**8,932**
Total Assets	**45,691**	**62,064**
LIABILITIES		
Current liabilities		
Payables	4,215	3,334
Provisions	46	61
Total Current Liabilities	**4,261**	**3,395**
Non-current liabilities		
Provisions	122	105
Total Non-Current Liabilities	**122**	**105**
Total Liabilities	**4,383**	**3,500**
Net assets	**41,308**	**58,564**
EQUITY		
Contributed capital	172,045	172,039
Reserves	3,690	3,037
Accumulated losses	(134,427)	(116,512)
Total Equity	**41,308**	**58,564**

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Notes	2006 $'000	2005 $'000
Total equity at the beginning of the half-year		58,564	38,301
Exchange differences on translation of foreign operations		277	2
Net expenses recognised in equity		277	2
Net Loss for the half-year		(17,915)	(14,763)
Total recognised income and expense for the year		(17,638)	(14,761)
Transactions with equity holders in their capacity as equity holders:			
Employee share options	3	6	-
Employee share plan reserve		376	597
		382	597
Total equity at the end of the half-year		41,308	24,137

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Notes	2006 $'000	2005 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of GST)		1,126	529
Payments to suppliers and employees (inclusive of GST)		(18,069)	(14,388)
Interest received		1,095	727
Net cash outflow from operating activities		**(15,848)**	**(13,132)**
Cash flows from investing activities			
Payments for plant and equipment		(883)	(2,441)
Net cash outflow from investing activities		**(883)**	**(2,441)**
Cash flows from financing activities			
Proceeds from the conversion of options to shares	3	6	-
Net cash inflow from financing activities		**6**	**-**
Net (decrease) in cash and cash equivalents		(16,725)	(15,573)
Cash and cash equivalents at the beginning of the financial period		51,868	32,947
Effects of exchange rate changes on cash and cash equivalents		9	-
Cash and cash equivalents at the end of the financial period		**35,152**	**17,374**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1 Basis of preparation for the half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Ventracor Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The principal accounting policies adopted in the preparation of the financial report are consistent with those of the previous financial year and corresponding interim reporting period.

2. Segment information

Primary reporting – business segments	2006 $'000	2005 $'000
External segment revenue	1,159	512
Unallocated interest income	1,484	695
Unallocated other revenue	-	144
Revenue from ordinary activities	2,643	1,351
Segment result	(15,728)	(12,950)
Unallocated revenue less unallocated expenses	(2,187)	(1,813)
Loss from ordinary activities before income tax	(17,915)	(14,763)
Income tax expense	-	-
Net loss	(17,915)	(14,763)
Assets		
Segment assets	9,670	9,500
Unallocated assets	36,021	17,748
Total assets	45,691	27,248
Liabilities		
Segment liabilities	3,622	2,644
Unallocated liabilities	639	467
Total liabilities	4,261	3,111
Acquisition of gross non-current assets	883	2,441
Depreciation and amortisation	1,515	1,012

3. Equity securities issued	2006 Shares	2005 Shares	2006 $ $'000	2005 $ $'000
Issues of ordinary shares during the half-year				
Exercise of options under the Ventracor Option plan	7,500	-	6	-

4. Earnings per share		2006 ¢	2005 ¢
Basic earnings per share (loss) - cents		(6.86)	(7.97)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		261,293,195	194,897,993
Diluted earnings per share (loss) - cents		(6.86)	(7.97)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share		261,293,195	194,897,993

Information concerning earnings per share:

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss.

Shares and International Performance Rights granted to executives under the Executive Share Plan are excluded from the calculation of basic earning per share. As the Company reported a net loss for the period and the performance criteria for exercise of the Performance Rights and Shares has not yet been met, the Performance Rights and Shares are not included in the calculation of diluted earnings per share as they do not have a dilutive impact

5. Events occurring after reporting date

On 5 January 2007, the company issued shares and performance rights as part of the company's long term incentive programs approved at the Annual General Meeting on 24 October 2006. The share and performance rights issued were as follows:

- 200,810 shares issued to 48 eligible employees who have completed 12 months service with Ventracor under the Employee Share Plan approved at the 2006 Annual General Meeting. A trading lock of 12 months applies to the shares.
- 5,220,622 shares were issued to 32 eligible employees under the Executive Share Plan. The shares were issued to a trustee and will only vest if Ventracor meets the performance hurdles detailed in Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.
- 2,004,900 International Performance Rights were issued to 10 Eligible employees. The Performance Rights were issued to a trustee and will only vest if Ventracor meets the performance hurdles detailed in Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.
- 4,000,000 Performance Rights were issued to Peter Crosby, Chief Executive Officer of Ventracor as part of his overall remuneration package. Issuance of these rights was approved by shareholders at the 2006 Annual General Meeting. The Performance Rights were issued to a trustee and will only vest if Ventracor meets the performance hurdles detailed in Explanatory Memorandum accompanying the Notice of Meeting for the 2006 Annual General Meeting.

5. Events occurring after reporting date (continued)

On 5 January 2007, the company announced the achievement of the target ten patient enrolment in the US Feasibility Trial

On 23 January 2007, the Australian Federal Government through AusIndustry announced that Ventracor had been awarded a $2,800,000 Commercial Ready Grant. The grant allows Ventracor to facilitate adoption of new high value add manufacturing technologies in Australia for products to be sold domestically and for export.

6. Contingent assets and contingent liabilities

Contingent assets

(i) **ARC Grant**

The Australian Research Council has advised that Ventracor has been awarded two collaborative grants to the value of $1,227,000. The grants allow Ventracor to further its clinical research and product development in partnership with the University of New South Wales and University of Technology, Sydney.

The grant with the University of New South Wales will assist in funding research into physiological control of the LVAD and is valued at $787,000 over four years. The grant with the University of Technology Sydney will assist in funding research into a Transcutaneous Energy Transmission System (TETS) and is valued at $440,000 over two years. Ventracor has agreed to make cash and in-kind contributions of up to $1,700,000 under both grants.

A contingent asset has not been recognised as at 31 December 2006 as contributions by the ARC are dependent upon adequate progress as determined by an annual milestone based review. Liabilities in relation to Ventracor's cash and in-kind contributions are recognized as incurred.

Contingent liabilities

The detail and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information which would lead them to believe that these liabilities would crystallise and consequently, no provisions are included in the financial statements in respect of these matters.

(i) **Guarantees**

The parent entity has obtained a bank guarantee in respect of its rental obligations in the amount of $159,728.

In the directors' opinion:

(a) the accompanying financial statements and notes set out on pages 8 to 14 are in accordance with the Corporations Act 2001, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2006 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

This declaration is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
13 February 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Ventracor Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Ventracor Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Ventracor Limited Group (defined below) as at 31 December 2006 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Ventracor Limited Group (the consolidated entity), for the half-year ended 31 December 2006. The consolidated entity comprises both Ventracor Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website *http://www.pwc.com/au/financialstatementaudit*.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

MW Chiang
Partner

Sydney
13 February 2007

ventracor

asx announcement

Innovative Trial Design Could Reduce Time to Market

SYDNEY, Australia 13 February 2007

Ventracor (ASX: VCR) today reported progress in its US Clinical Trial program, and revealed details of its innovative US clinical trial strategy.

Ventracor's CEO, Peter Crosby, said: "Ventracor's overall objective is to reach the end point of FDA approval to market the VentrAssist in the US as soon as possible. Working closely with the FDA on several initiatives, we have received approval for both the Bridge to Transplant Trial and Destination Therapy Trial protocols."

Destination Therapy (DT) Trial

The DT Protocol is a prospective, randomized, controlled trial with two modules. Both modules have event driven end points.

Module A (primary) consists of 180 patients with 2:1 randomization of the VentrAssist to the control arm, which does not require implantation of an LVAD approved by the FDA for DT.

Module B (secondary) consists of up to 45 patients, with randomization of the VentrAssist to an LVAD approved by the FDA for DT.

The Company believes that this innovative trial has the potential to reduce time to market by up to eighteen months compared to earlier DT trials. A patent on this trial design has been applied for.

Bridge to Transplant (BTT) Trial

The BTT Protocol is a single arm prospective trial to an objective performance criterion of 75%±10% success, defined as heart transplantation or listed for heart transplantation at 180 days. There will be an interim analysis at 98 outcomes. Data from patients in the feasibility trial may be pooled with data from patients in the pivotal trial.

Enrolment in both trials will commence following FDA approval after review of data from patients in the feasibility trial. The DT and BTT Trials will be run concurrently at up to 40 centres. Implants of the VentrAssist in US clinical trials will be sold on normal commercial terms, and will contribute to future revenue growth.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please contact Peter Crosby, Chief Executive Officer or Andrew Geddes, Manager, Investor Relations. + 61 2 9406 3100

ventracor

asx announcement

Innovative Trial Design Could Reduce Time to Market

SYDNEY, Australia 13 February 2007

Ventracor (ASX: VCR) today reported progress in its US Clinical Trial program, and revealed details of its innovative US clinical trial strategy.

Ventracor's CEO, Peter Crosby, said: "Ventracor's overall objective is to reach the end point of FDA approval to market the VentrAssist in the US as soon as possible. Working closely with the FDA on several initiatives, we have received approval for both the Bridge to Transplant Trial and Destination Therapy Trial protocols."

Destination Therapy (DT) Trial

The DT Protocol is a prospective, randomized, controlled trial with two modules. Both modules have event driven end points.

Module A (primary) consists of 180 patients with 2:1 randomization of the VentrAssist to the control arm, which does not require implantation of an LVAD approved by the FDA for DT.

Module B (secondary) consists of up to 45 patients, with randomization of the VentrAssist to an LVAD approved by the FDA for DT.

The Company believes that this innovative trial has the potential to reduce time to market by up to eighteen months compared to earlier DT trials. A patent on this trial design has been applied for.

Bridge to Transplant (BTT) Trial

The BTT Protocol is a single arm prospective trial to an objective performance criterion of 75%±10% success, defined as heart transplantation or listed for heart transplantation at 180 days. There will be an interim analysis at 98 outcomes. Data from patients in the feasibility trial may be pooled with data from patients in the pivotal trial.

Enrolment in both trials will commence following FDA approval after review of data from patients in the feasibility trial. The DT and BTT Trials will be run concurrently at up to 40 centres. Implants of the VentrAssist in US clinical trials will be sold on normal commercial terms, and will contribute to future revenue growth.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please contact Peter Crosby, Chief Executive Officer or Andrew Geddes, Manager, Investor Relations. + 61 2 9406 3100

END